SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2007

Commission File Number:  0-22704

                       Ship Finance International Limited
                 (Translation of registrant's name into English)

       Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
                    (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [_] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-______________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 is a copy of the press release of Ship Finance International Limited (the "Company") dated February 27, 2007, announcing the Company's preliminary financial results for the fourth quarter and year ended December 31, 2006 and the Company's declaration of a dividend.

                                                                  Exhibit 99.1



Ship Finance International Limited (NYSE: SFL)

Reports Preliminary Results for Fourth Quarter 2006 and Declares Quarterly Dividend


Ship Finance International Limited ("Ship Finance" or the "Company") announces today the preliminary financial results for the fourth quarter and year ended December 31, 2006.

Highlights

o The Board of Directors has declared a cash dividend of $0.54 per share with respect to the fourth quarter of 2006, up from $0.53 per share for the previous quarter. For the year 2006, a total of $2.09 per share has been declared - an increase of 4.5% compared to 2005.

o Total operating revenues for the quarter were $118.4 million or $1.63 per share. Net income was $57.8 million or $0.79 per share.

o For the year 2006, there will be a profit share payment from Frontline Ltd. ("Frontline") of $78.9 million or $1.08 per share

o The single-hull VLCC "Front Tobago" was sold and delivered to its new owners in December 2006, and in January 2007 the Company agreed to sell six additional single-hull vessels. Following these sales, the number of single-hull vessels in the fleet will be reduced from 18 to 11 vessels over a period of three months.

o In January 2007, Ship Finance announced the acquisition of a newbuilding jack-up drilling rig for a purchase price of $210 million, in combination with a 15 year charter to Seadrill Limited ("Seadrill"). The rig is scheduled to be delivered from the shipyard in July 2007.

o In February 2007, the Company announced the acquisition of two newbuilding 170,000 dwt dry bulk vessels for a total delivered cost price of $160 million, in combination with 15 year charters to Golden Ocean Group Limited ("Golden Ocean"). The vessels are scheduled to be delivered from the shipyard in the fourth quarter of 2008 and the first quarter of 2009.

Dividends and Results for the Quarter Ended December 31, 2006

The Board of Directors has reviewed the long term prospects for the Company including its significant fixed charter backlog and growth prospects, and decided to increase the dividend payment for the quarter to $0.54 per share. The dividend will be paid on March 22, 2007 to shareholders of record as of March 8, 2007. The ex-dividend date is March 6, 2007.

The Company reported total operating revenue of $118.4 million, operating income of $80.7 million and net income of $57.8 million for the fourth quarter of 2006. Earnings per share for the quarter were $0.79.

Cash provided by operating activities in the fourth quarter was $35.8 million, net cash provided by investing activities was $7.7 million and net cash used in financing activities was $18.5 million.

For the year 2006, operating revenue was $415.2 million, operating income was $284.3 million and net income was $180.8 million. Earnings per share for the year were $2.48.

For the fourth quarter, operating revenues include $35.9 million of profit share due from Frontline with respect to vessels under long term charter agreements. Of the $35.9 million, $15 million accrued during the fourth quarter, while the remaining $20.9 million was accrued during the first nine months of the year but had not been recognized under US GAAP. For the year 2006, a total of $78.9 million in profit share has accrued, and this amount is due from Frontline in March 2007.

As of December 31, 2006, the Company had total cash and cash equivalents of $56.6 million and restricted cash of $12.9 million. In addition, $8.4 million in cash and cash equivalents was held in 100% owned subsidiaries accounted for under the equity method, based on US GAAP. At year-end, the Company had available undrawn credit lines in the amount of $146.7 million.

Business Update

As of December 31, 2006 the fleet consisted of 60 vessels, including seven vessels under construction or conversion. After subsequent announced sales and new acquisitions, the fleet will consist of 57 vessels, including nine vessels under construction.

The gross fixed-rate charter backlog was $5.2 billion as of December 31, 2006, with an average charter tenor of 11.4 years. Some of our charters have purchase options which, if exercised, will reduce the fixed charter backlog and average charter tenor.

At year-end 2006, 41 of our crude oil tankers and eight of our OBOs operated on long term contracts to subsidiaries of Frontline. In addition to the fixed base charter rate, Ship Finance also receives 20% of the annual earnings for these vessels in excess of a base rate. For the year 2006, the average base rate was approximately $26,600 for our VLCC's, $21,100 for our Suezmax tankers and $21,100 for our Suezmax OBOs. The average vessel earnings have consistently been above the base charter rates since the Company's inception in 2003.

The average daily time charter equivalents ("TCEs") earned by Frontline in the fourth quarter in the spot and time charter period market from the Company's VLCCs, Suezmax tankers and Suezmax OBO carriers were $46,839, $32,730 and $34,164, respectively.

The average daily TCEs earned by Frontline for the twelve months ended December 31, 2006 in the spot and time charter period market from the Company's VLCCs, Suezmax tankers and Suezmax OBO carriers were $55,202, $38,589 and $31,685, respectively.

In January 2007, Ship Finance announced two separate agreements to sell a total of six single-hull Suezmax tankers, including a vessel under conversion to a heavy-lift vessel. The aggregate sales price is $221.7 million, and delivery to new owners is expected to take place during the first quarter. Net of debt repayments associated with these vessels and compensation payments to Frontline for the termination of the charters, the sale of the single-hull tankers are expected to generate about $130 million in net cash to the Company. This capital is intended to be re-invested as equity in new projects.

At the end of November 2006, Ship Finance took delivery of the "Horizon Hunter", the first vessel in a series of five 2,824 TEU containerships to be chartered to Horizon Lines, LLC for an initial period of 12 years. The remaining four vessels are expected to be delivered to us in the first and second quarters of 2007.

The 1,700 TEU container vessel "Sea Beta" was on a charter to the Australian company Pan Logistics until early October 2006. Ship Finance then terminated the charter as a consequence of the charterer going into voluntary receivership and suspended the charter payments. The charter was secured by a $2.7 million bank guarantee, and we will make claims under this guarantee for cost associated with the termination of the charter and loss of revenues. The vessel has subsequently been chartered out until June 2007 at a gross timecharter rate of $12,500 per day, with options for the charterer to extend up to six months at $13,500 per day for the first three month period and $14,500 per day for the next three months. We thereafter intend to market the vessel for medium to long-term contracts, consistent with our strategy.

The Company has recently announced several new projects, including a jack-up drilling rig and two dry bulk carriers. The newbuilding jack-up drilling rig "West Prospero" will be acquired from a subsidiary of Seadrill and the expected delivery from Keppel Fels Limited in Singapore is July 2007. The rig will be owned by a subsidiary of Ship Finance, and the purchase price is agreed at $210 million. We expect to enter into a six-year term loan facility in an amount of approximately $170 million, and the equity contribution is expected to be around $40 million. Ship Finance will guarantee only a portion of the bank loan.

The rig will be chartered back to the seller for 15 years on a bareboat basis guaranteed by Seadrill, who is among the world's leading offshore drilling contractors with a market capitalization of approximately $6.4 billion. The aggregate charter payments for the first three years will be approximately $120 million, of which approximately $64 million for the first 400 days. The aggregate charter payments the following four years will be approximately $77 million, and the last eight years approximately $109 million. In addition to the fixed charter rate, Ship Finance will receive a profit split element of 4% above certain threshold levels, starting January 1, 2009.

The loan amortization will be higher in the beginning when the charter rate is high, and thereafter reduce over time. During the charter period, Seadrill will have several options to buy back the rig, and the first purchase option will be after three years at $142 million and the last purchase option after 15 years at $60 million.

In February 2007, Ship Finance announced the agreement to acquire two newbuilding Capesize dry bulk vessels from Golden Ocean based on a total delivered price of $160 million, or $80 million per vessel. The vessels will have a cargo capacity of around 170,000 dwt each, and will be constructed by Daehan Shipbuilding Co. Ltd. in South Korea. Delivery from the shipyard is scheduled in the fourth quarter of 2008 and in the first quarter of 2009.

Upon delivery from the shipyard, the vessels will commence 15 year bareboat contracts to Golden Ocean, and the charter rate per vessel will be $27,450 per day the first 5 years, $22,600 per day the following 5 years and $19,750 per day the last 5 years.

We expect to finance approximately 75% of the purchase price of the Golden Ocean vessels through a bank loan, and as for all our recently announced acquisitions, the purchase of the vessels and corresponding financing will be in subsidiaries with no or limited guarantee obligations from Ship Finance.

Golden Ocean has been granted fixed price purchase options for each of the vessels after 5, 10 and 15 years at $61 million, $44 million and $24 million, respectively.


Corporate and Other Matters

At December 31, 2006, $449.1 million of the 8.5% Senior Notes due 2013 was outstanding. Senior Notes with a par value of $51.5 million were subject to Bond Swap Agreements as of year-end. During the first quarter of 2007, this has increased by an additional $5.0 million. The annual interest rate on the $56.5 million of Senior Notes held under Bond Swap Agreements has been effectively reduced to approximately Libor + 1.00%.

The Company is currently analyzing the financial statement presentation of the consolidation of its 100% owned subsidiaries under US GAAP. Most of the Company's subsidiaries have been historically presented in full consolidated with the Company, while other subsidiaries, such as the entities that own the jack-up rig "West Ceres" and the dry bulk vessel "Golden Shadow", are accounted for as investments in associates. Any change in the consolidation presentation is not expected to materially impact the Company's net income, cash flow or dividend capacity.

Strategy and Outlook

The strategy of the Company is to increase its portfolio of assets and to employ its assets on medium to long term contracts. The Company will seek to reduce the risks for its shareholders by investing in different sectors of the shipping and oil service industry, and also by having a diversified client base.

Over the last 12 months, the Company has committed to new investments in excess of $1.1 billion, and these investments are expected to increase the Company's fixed charter income and dividend distribution capacity.

The Company will continue to pursue new projects, and additional investment opportunities are currently under consideration. The Company has significant capital available to fund the equity portion of new projects, including approximately $130 million in net cash proceeds from the sale of the six single-hull tankers and $78.9 million in profit-share due from Frontline. Based on current financing levels available in the market for projects with long term charters, Ship Finance has the capacity to invest in new projects with a gross cost price in excess of $1.0 billion without raising additional equity capital.


Forward Looking Statements

This press release contains forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including Ship Finance management's examination of historical operating trends. Although Ship Finance believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, Ship Finance cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Important factors that, in the Company's view, could cause actual results to differ materially from those discussed in this press release include the strength of world economies and currencies, general market conditions including fluctuations in charter hire rates and vessel values, changes in demand in the tanker market as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in the Company's operating expenses including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the United States Securities and Exchange Commission.


February 27, 2007
The Board of Directors
Ship Finance International Limited
Hamilton, Bermuda

Questions should be directed to:

Lars Solbakken: Chief Executive Officer, Ship Finance Management AS +47 23114006 / +47 91198844

Ole B. Hjertaker: Chief Financial Officer, Ship Finance Management AS +47 23114011 / +47 90141243


            SHIP FINANCE INTERNATIONAL LIMITED FOURTH QUARTER REPORT
                                  (UNAUDITED)


      2005             2006  INCOME STATEMENT                                    2006            2005
   Oct-Dec          Oct-Dec  (in thousands of $ except per share              Jan-Dec         Jan-Dec
                             data) (audited)
------------------------------------------------------------------------------------------------------
   143,159          118,433  Total operating revenue   (1)                    415,248         437,510
     1,875              324  (Gain) loss on sale of assets                    (9,807)             654
       601              179  Voyage expenses                                    1,736           3,600
    27,511           30,469  Ship operating expenses                          117,957         110,240
       824            3,886  Administrative expenses                            6,564           2,447
     5,225            2,857  Depreciation                                      14,490          19,907
    34,161           37,391  Total operating expenses                         140,747         136,194
   107,123           80,718  Operating income                                 284,308         300,662
     1,010              818  Interest income                                    3,978           3,343
  (27,694)         (27,200)  Interest expense                               (108,101)       (111,935)
         -            2,292  Results in associate                               4,206               -
     2,666            1,206  Other financial items                            (3,771)          17,528
      (32)               14  Foreign currency exchange gain (loss)                219            (52)
         -             (42)  Taxes                                               (42)               -
    83,073           57,806  Net income                                       180,797         209,546

     $1.11            $0.79  Basic earnings per share ($)                       $2.48           $2.84

74,606,272       72,743,737  Weighted average number of shares             72,764,285      74,560,108
74,600,837       72,743,737  Common shares outstanding                     72,743,737      73,143,737

(1) For all vessels on finance lease, the fixed charter payments are split in three elements; `Interest income', `Repayment of investment in finance leases' and `Service income'. The `Interest income' and the `Service income' are included in the Company's Income Statement. `Repayment of investment in finance leases' is not included in the Total operating revenues, and appears in the Statement of Cashflows and in the Balance Sheet as a reduction of the balance "Investment in finance leases" .

BALANCE SHEET                                         2006            2005
(in thousands of $)                                 Dec 31          Dec 31
                                                                 (audited)
--------------------------------------------------------------------------
ASSETS
Short term
Cash and cash equivalents                           56,641          32,857
Restricted cash                                     12,937           1,575
Amount due from related parties                     63,024          79,416
Other current assets                               143,014         109,092
Long term
Newbuildings and vessel purchase options             7,658               -
Vessels and equipment, net                         238,891         315,220
Investment in finance leases                     1,783,550       1,818,344
Investments in associates                           55,307               -
Deferred charges                                    15,912          17,846
Other long-term assets                              20,739          19,563
Total assets                                     2,397,673       2,393,913

LIABILITIES AND STOCKHOLDERS' EQUITY
Short term
Short term and current portion of long term
  interest bearing debt                            119,606         122,519
Other current liabilities                           13,925          12,201
Amount due to related parties                       14,410               -
Long term
Long term interest bearing debt                  1,640,459       1,671,138
Other long term liabilities                          8,743          26,533
Stockholders' equity  (2)                          600,530         561,522
Total liabilities and stockholders' equity       2,397,673       2,393,913


(2) As at December 31, 2006 Stockholders' equity excludes $ 237.2 million of deferred equity which is being recognised over time. In connection with the initial and subsequent acquisitions of vessels from Frontline, Ship Finance was required to carry over Frontline's historical book values of the vessels to its books, and the excess of the aggregate purchase price above their historical book value was treated as deferred equity and recorded as a reduction of the Investment in finance leases. This deferred equity is amortised to Stockholders' equity in line with the charter payments received from Frontline.


    2005           2006  STATEMENT OF CASHFLOWS                                     2006            2005
 Oct-Dec        Oct-Dec  (in thousands of $)                                     Jan-Dec         Jan-Dec
                                                                                               (audited)
--------------------------------------------------------------------------------------------------------
                         OPERATING ACTIVITIES
  83,073         57,806  Net income                                              180,797         209,546
                         Adjustments to reconcile net income to net
                         cash provided by operating activities
   5,916          2,636  Depreciation and amortization                            12,733          36,431
       -              -  Unrealised foreign currency exchange (gain)                   -
                         loss
 (2,861)          (963)  Adjustment of financial derivatives to market             6,376        (14,732)
                         value
   1,895              -  (Gain) loss on sale of assets                          (26,469)             654
       -        (2,292)  Result in associate                                     (4,206)               -
       -             49  Stock options                                                49               -
     187           (70)  Other                                                     (401)         (4,708)
(50,803)       (21,363)  Change in operating assets and liabilities               24,686          53,643
  37,407         35,803  Net cash provided by operating activities               193,565         280,834

                         INVESTING ACTIVITIES
  21,736         31,620  Repayment of investments in finance leases              125,509          94,777
   1,289        (2,013)  Net maturities (placement) of restricted cash          (11,362)           3,804
       -              -  Sale of investment in finance lease                           -
      21              -  Acquisition of subsidiaries, net of cash               (34,810)       (518,182)
                         acquired
       -         35,140  Proceeds from sale of vessels                            75,606         229,800
     994       (56,750)  Purchase of vessels                                    (56,750)        (79,772)
       -        (3,000)  Purchase of short term investments                      (3,000)               -
       -          2,723  Investment in newbuildings                              (7,658)               -
       -           (41)  Investment in associated companies                     (51,101)               -
  24,040          7,679  Net cash provided by (used in) investing                 36,434       (269,573)
                         activities

                         FINANCING ACTIVITIES
(27,210)              -  Repurchase of shares                                    (7,212)        (33,083)
       -         91,588  Proceeds from long-term debt                            147,588       1,571,429
    (26)            219  Debt fees paid                                          (1,047)         (7,346)
(31,630)       (70,071)  Repayment of long-term debt                           (180,852)     (1,253,503)
(36,663)       (38,554)  Cash dividends paid                                   (149,123)       (148,864)
 (2,005)        (1,644)  Deemed dividends paid                                  (15,569)       (136,230)
(97,534)       (18,462)  Net cash provided by (used in) financing              (206,215)         (7,597)
                         activities

(36,087)         25,020  Net (decrease) increase in cash and cash                 23,784           3,664
                         equivalents
  68,944         31,621  Cash and cash equivalents at start of period             32,857          29,193
  32,857         56,641  Cash and cash equivalents at end of period               56,641          32,857

BREAKDOWN OF WHOLLY OWNED SUBSIDIARIES ACCOUNTED FOR AS
INVESTMENTS IN ASSOCIATES


------------------------------------------------------------------------------
INCOME STATEMENT                           2006             2006         2006
(in thousands of $)                     Jan-Dec          Jan-Dec      Jan-Dec
                                    Rig Finance     Front Shadow        Total
------------------------------------------------ -----------------------------

Total operating revenue            (1)   9,410      (2)  694          10,104
Total operating expenses                    46             9              55
Operating income                         9,364           685          10,049
     Interest expense                  (5,401)         (422)         (5,823)
     Other financial items                (24)             4            (20)
Net income                               3,939           267           4,206
------------------------------------------------ ----------------------------


1) Revenue is comprised of interest income derived from a long-term finance lease with a subsidiary of Seadrill. The lease is for a period of 15 years and Seadrill has various call options to purchase the jack-up drilling rig "West Ceres" from our subsidiary Rig Finance Ltd.

2) Revenue is comprised of interest income derived from a long-term finance lease with Golden Ocean. The lease is for a period of 10 years and Golden Ocean has various call options to purchase the vessel from our subsidiary Front Shadow Inc.


--------------------------------------------------------------------------------
BALANCE SHEET                                    2006            2006      2006
(in thousands of $)                            Dec 31          Dec 31    Dec 31
                                          Rig Finance    Front Shadow     Total
-------------------------------------------------------------------------------
ASSETS
Short term
Cash and cash equivalents                      7,928           461         8,389
Other current assets                               -           517           517
Long term
Investment in finance leases                 198,749        28,026       226,775
Deferred charges                                 936            73         1,009
Total assets                                 207,613        29,077       236,690

LIABILITIES AND STOCKHOLDERS' EQUITY
Short term
Short term and current portion of long        24,845         2,060        26,905
term interest bearing debt
Other current liabilities                        868            79           947
Amounts due to related party             (1)   1,709    (2)  2,600         4,309
Long term
Long term interest bearing debt              130,290        20,640       150,930
Stockholders' equity                          49,901         3,698        53,599
Total liabilities and stockholders'          207,613        29,077       236,690
equity
-------------------------------------------------------------------------------

1) Comprised of amounts due to Ship Finance International that was not part of the original capital contribution to the Company.

2) Comprised of a seller's credit received from Golden Ocean at the time the vessel was purchased. The seller's credit is treated as a non-interest bearing loan.

-------------------------------------------------------------------------------------------
STATEMENT OF CASHFLOWS                                    2006        2006        2006
 (in thousands of $)                                      Dec 31      Dec 31      Dec 31
                                                          Rig         Front       Total
                                                          Finance     Shadow
---------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net income                                                 3,939         267       4,206
Adjustments to reconcile net income to net
cash provided by operating activities
Depreciation and amortization                                 87          79         166
Change in operating assets and liabilities                 1,554       2,010       3,564
Net cash provided by operating activities                  5,580       2,356       7,936

INVESTING ACTIVITIES
Repayment of investments in finance leases                11,251         408      11,659
Purchase of vessels                                    (210,000)    (28,434)   (238,434)
Net cash provided by (used in) investing
  activities                                           (198,749)    (28,026)   (226,774)

FINANCING ACTIVITIES
Proceeds from shares                                          12           -          12
Proceeds from contribution from parent                    45,950       3,431      49,381
Proceeds from long-term debt                             165,000      22,700     187,700
Repayment of long-term debt                              (9,865)           -     (9,865)
Net cash provided by (used in) financing activities      201,097      26,131     227,228
                                                                                       -
Net (decrease) increase in cash and cash equivalents       7,928         461       8,389
Cash and cash equivalents at start of period                   -           -           -
Cash and cash equivalents at end of period                 7,928         461       8,389

---------------------------------------------------------------------------------------

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                     Ship Finance International Limited



Dated:  March 21, 2007               By /s/ Lars Solbakken
                                        ---------------------------------------
                                          Name:  Lars Solbakken
                                          Title: Chief Executive Officer
                                                 Ship Finance Management AS



SK 23153 0001 757773